

September 19, 2011

Via E-mail
Andrew Brabin
Chief Financial Officer
TouchIT Technologies, Inc.
12 Sirdar Road
Rayleigh, Essex
UK, SS6 7XF

> **Re:** **TouchIT Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 333-151252**

Dear Mr. Brabin:

We have reviewed your letter dated July 21, 2011 and your amended Form 10-K filed September 7, 2011 in connection with the above-referenced filing and we have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Independent Auditors Report, pages F-1 and F-21

1.   We note that the audit opinions indicate that the financial statements give a "true and fair view" of the financial position of the company. Please confirm if the reference to a "true and fair view" has the same meaning as "presents fairly" and revise the opinions to replace this language so that the opinion paragraph follows the wording requirements of PCAOB Standards. Please refer to Section III.D of our November 1, 2004 International Reporting and Disclosure Issues, which can be located at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm.

    You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief